AB 4/9

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040831

SEC FILE NUMBER
8-51430

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capitalink, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Biscayne Blvd., 14th Floor
(No. and Street)

Miami (City) Florida (State) 33137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Salpeter (305) 446-2026
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/10

OATH OR AFFIRMATION

I, Scott Salpeter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Capitalink, L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIVIANA M. ALVAREZ
MY COMMISSION #DD709816
EXPIRES: AUG 29, 2011
Bonded through 1st State Insurance

Notary Public 2/23/09

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

CAPITALINK, L.C.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2008
(with supplementary information)

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	11 - 12

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Capitalink, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Capitalink, L.C. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitalink, L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 26, 2009

CAPITALINK, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Dollars in thousands)

ASSETS		
CASH AND CASH EQUIVALENTS	$	111
ACCOUNTS RECEIVABLE		61
OTHER ASSETS		4
DUE FROM AFFILIATE		56
	$	232
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to Parent	$	15
MEMBER'S EQUITY		217
	$	232

See accompanying notes.

CAPITALINK, L.C.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

REVENUES		
Consulting fees	$	240
Interest		6
Total revenues		246
EXPENSES		
Amortization		442
Noncash compensation		142
Salaries and related costs		136
Miscellaneous		33
Professional fees		16
Interest		11
Dues, license and registration		2
Total expenses		782
NET LOSS	$	(536)

See accompanying notes.

CAPITALINK, L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

(Dollars in thousands)

MEMBER'S EQUITY AS OF DECEMBER 31, 2007	$ 2,632
DISTRIBUTIONS	(2,021)
NON-CASH COMPENSATION	142
NET LOSS	(536)
MEMBER'S EQUITY AS OF DECEMBER 31, 2008	**$ 217**

See accompanying notes.

CAPITALINK, L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (536)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Non-cash compensation	142
Amortization	442
Changes in operating assets and liabilities:	
Accounts receivable	202
Other assets	21
Due from Parent and affiliates	(63)
Accounts payable and accrued liabilities	(60)
Total adjustments	684
Net cash provided by operating activities	148
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions	(635)
Net cash used in financing activities	(635)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(487)
CASH AND CASH EQUIVALENTS - BEGINNING	598
CASH AND CASH EQUIVALENTS - ENDING	$ 111
Supplemental Disclosure of Non-Cash Financing Activities:	
Unamortized intangible assets distributed (Note 2)	$ (1,474)
Lease obligation assumed by Parent	$ 88

See accompanying notes.

NOTE 1. TRANSFER OF BUSINESS

Capitalink, L.C. (the "Company") is a broker-dealer specializing in investment banking services. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness opinions, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of capital. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

The Company is an indirect wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a publicly traded company whose stock trades on the NYSE Alternext US under the symbol LTS.

On October 18, 2006, the Company's former parent, Telluride Holdings, Inc. ("Telluride"), was merged with Telluride Acquisition, Inc. ("Acquisition"), a wholly-owned subsidiary of LTS with Acquisition continuing as the surviving company, in a transaction accounted for as a purchase by LTS. In exchange for all the capital stock of Telluride, LTS paid the shareholders of Telluride $1,000 in cash and issued to them (i) 4,000,000 shares of LTS's common stock and (ii) ten-year warrants to purchase 2,900,000 shares of LTS's common stock at an exercise price of $0.96 per share, with an aggregate consideration valued at $7,930. Warrants to purchase 957,000 shares of common stock are immediately exercisable and the remaining warrants will become immediately exercisable upon their release from escrow as described below. In connection with the merger, LTS's subsidiary, Ladenburg Thalmann & Co. Inc. ("LTC"), entered into three-year employment agreements with each of Telluride's shareholders.

(Dollars in thousands, except share and per share amounts)

NOTE 1. TRANSFER OF BUSINESS (continued)

In connection with the transaction, 2,666,667 of the shares of common stock, warrants to purchase 1,933,333 shares of common stock and $667 in cash have been placed in escrow contingent upon continued employment of the selling shareholders, one-half of which was released to the shareholders in June 2007 and the balance was released on January 18, 2008. Accordingly, the fair value of the consideration placed in escrow of $4,937 has been accounted for as compensation over the 15-month escrow period. Compensation expense of $142 has been recognized in 2008. The remaining consideration of $2,455 has been accounted for as purchase price, of which $173 has been allocated to trade name with an estimated ten-year life and $2,282 has been allocated to relationships with an estimated four-year life. In addition, in February 2007, the Company's former office was vacated and the employees moved into LTC's Miami office, as planned. The present value of the lease commitment and additional acquisition related expenses amounting to $538 has been accounted for as additional purchase price, of which $38 has been allocated to trade name and $500 has been allocated to relationships. The purchase price has been pushed down and reflected in the financial statements of the Company.

Effective June 1, 2008, management of LTS transferred the operations of the Company to LTC. In connection therewith, the unamortized balance of the trade name which amounted to $162 was written off and included in amortization expense and the unamortized balance of the relationships intangible which amounted to $1,474 was accounted for as a distribution to the Company's immediate parent. The balance of the intangible assets had been reduced by $212, representing the reversal of a portion of the carrying amount of the lease commitment liability assumed in the acquisition attributable to the former vacated office space being subleased in February 2008 for the remainder of the lease period. The $88 remaining balance of the liability has been assumed by the Company's immediate parent and accounted for as a reduction of the distribution. Amortization of intangible assets amounted to $279 during 2008 prior to the distribution.

Other than one transaction which resulted in consulting fee revenue of $240, no revenue was generated on behalf of the Company for the period from January 1, 2008 through April 30, 2008.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments having original maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Receivables

Accounts receivable are uncollateralized customer obligations due under normal trade terms. At December 31, 2008, accounts receivable are due from one customer. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of LTS.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking revenue includes private placement agency fees earned through participation in private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Merger and acquisition fees and other advisory service revenue are generally earned and recognized only upon successful completion of the engagement. The Company recognizes its revenue as services are provided and collection is reasonably assured.

One customer accounted for 100% of revenue during the year ended December 31, 2008.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2008, the Company's "Net Capital" was $89, which exceeded requirements by $84, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.17 to 1.

SUPPLEMENTARY INFORMATION

CAPITALINK, L.C.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008
(Dollars in thousands)

CREDITS		
Member's equity	$	217
DEBITS		
Accounts receivable		61
Other assets		4
Receivables from affiliates		56
Total debits		121
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		96
HAIRCUTS ON MONEY MARKET FUNDS		7
NET CAPITAL		89
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $15		5
EXCESS NET CAPITAL	$	84
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.17 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Due to Parent	$	15

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Capitalink, L.C.
Miami, Florida

In planning and performing our audit of the financial statements of Capitalink, L.C. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 26, 2009